September 11, 2024

Justin Lafazan
Chief Executive Officer
Soulpower Acquisition Corp.
250 West 55th Street
17th Floor
New York, NY 10019

        Re: Soulpower Acquisition Corp.
            Draft Registration Statement on Form S-1
            Submitted August 14, 2024
            CIK No. 0002025608
Dear Justin Lafazan:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted August 14, 2024
Cover Page

1. We note your disclosure that certain institutional investors may purchase non-managing sponsor membership interests and may purchase shares in the offering. Please disclose the number of institutional investors. Please disclose whether there is a cap on the amount that each investor may purchase. Please disclose that the non-managing sponsor investors will have the potential to realize enhanced economic returns from their investment as compared to other investors purchasing in the offering. Further, please disclose the potential material impact of these purchases on public investors and clarify whether the potential limited number of public investors would impact your listing eligibility. Lastly, please file any agreement or form of any agreements with the non-managing sponsor investors as exhibits.
 September 11, 2024
Page 2

2. We note your disclosure in paragraph 8 of the cover page regarding some of the potential conflicts of interest that your sponsor, co-founders and members of management may have. Please revise to state clearly that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters on one hand, and purchasers in the offering on the other. Please refer to Item 1602(a)(5) of Regulation S-K.
Summary, page 1

3. We note your disclosure on page 46 that you could seek third party financing and on page
       61 that you could seek PIPE financing. Please revise your summary disclosure to include the information required by Item 1602(b)(5) of Regulation S-K. Initial Business Combination, page 11

4. Please disclose the basis for your statement on page 13 that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination. Sponsor Information, page 13

5. Please revise the disclosures on page 14, outside of the table, to describe the extent to which the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into warrants may result in a material dilution of the purchasers'
       equity interests. Further, please revise the table to include the anti-dilution adjustment of the founder shares. See Item 1602(b)(6) of Regulation S-K. Please make similar revisions to your disclosure on page 114 in accordance with Item 1603(a)(6) of Regulation S-K.
Private Placement Warrants, page 25

6. Please disclose all material differences between the private placement warrants and the warrants included in the units in the public offering. For example, we note the ability to exercise the warrants on a cashless basis as disclosed on page 148. Conflicts of Interest, page 39

7.     Please revise disclosure in this section to address the following:
           In the fourth paragraph, please clarify the conflict that relates to the "different timelines" of completing your business combination given the personal and financial interests of your directors and executive officers.
           Please revise the third paragraph to clearly identify the conflicts of the sponsor, officers or directors from owning securities in the company, including the nominal price paid for the founders' shares, and the conflicts of interest in determining whether to pursue a de-SPAC transaction, and in negotiating or accepting the terms of the transaction.
           Please add disclosure regarding any reimbursements or other cash payments that may be made to the sponsor, officers or affiliates prior to or in connection with an initial business combination that may result in a conflict of interest. Reconcile the disclosure regarding the payment of finders fees, consulting fees or
           advisory fees that may be paid to your sponsor or members of management with the disclosure on page 38, which only reflects such potential payments to independent
 September 11, 2024
Page 3

           directors, advisors or their affiliates. To the extent such fees may be paid, please include clear disclosure in the table of compensation on page 14 and reconcile disclosure elsewhere in the prospectus as needed.
Risk Factors, page 44

8. We note the disclosure on page 16 that "in order to facilitate our initial business combination or for any other reason determined by our sponsor in its sole discretion, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private placement warrants or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities." Please add risk factor disclosure regarding any risk that the sponsor may remove itself as Sponsor from the company before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering ...., page 78

9. Given the indications of interest from the non-managing sponsor investors to purchase substantially all of the units in this offering, please explain the statement that you "do not expect any purchase of units by the non-managing sponsor investors to negatively impact
       [y]our ability to meet Nasdaq listing eligibility requirements."
Use of Proceeds, page 92

10. The deferred underwriters' commission in your second sentence in note 3 to the table does not appear consistent with the underwriting fees disclosure on page 187. Please clarify and/or revise accordingly.

Dilution, page 95

11. Please expand your narrative disclosure to clarify the issuance of additional ordinary or preference shares that may significantly dilute equity interests of public shareholders to disclose those scenarios that may result in additional issuances of ordinary or preference shares, such as completion of the initial business combination, additional financing and the up to $1,500,000 of working capital loans that may be convertible into private placement warrants. See Item 1602(c) of Regulation S-K. Capitalization, page 98

12. We note your underwriter over-allotment liability in the amount of $3,480,000 in the capitalization table under the as adjusted column. Please tell us and revise your disclosures to clarify the nature of this liability and how the amounts were determined.
Proposed Business
Sponsor Information, page 114

13. In the disclosure on page 114, please state the amount of the material interests in the sponsor that are held by Justin Lafazan and David Magli. Please see Item 1603(a)(7) of
       Regulation S-K.
 September 11, 2024
Page 4

14. Please revise the table on pages 15 and 115 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.
15. We note the reference on page 116 to your management team's involvement in their prior
       SPACs. Please revise to provide the disclosure required by Item 1603(a)(3) regarding the experience of the sponsor, its affiliates and any promoters in SPACs.
16. Please revise the disclosure on page 115 to address the possibility of indirect transfers of your securities through the transfer of sponsor interests by sponsor members or other affiliates. See Item 1603(a)(6) of Regulation S-K.
Management , page 138

17. Please ensure that you disclose five years of disclosure for each director and executive officer. Please specify the date and month each individual's employment began and ended during that period. Refer to Item 401 of Regulation S-K. For example only, please disclose Justin Lafazan's experience from 2022 through 2024.
Executive Officer and Director Compensation, page 142

18. Please revise to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation S-
       K.
Conflicts of Interest, page 146

19. Please revise to provide all of the disclosure regarding actual or potential conflicts of interest that may arise in determining whether to proceed with a de-SPAC transaction, and any material conflict of interest arising from the manner in which you compensate the sponsor, officer or directors, or the manner in which your sponsor compensates it officer directors. Your disclosure should include conflicts between your sponsor or its affiliates, or your officers, directors or promoters on one hand, and your unaffiliated security holders on the other. Please see Item 1603(b) of Regulation S-K.
General

20. We note the dilution table and footnote 1 to the financial statements reflect that a business combination will not occur if net tangible assets would fall below $5,000,001. Please revise the disclosure in the prospectus to clearly reflect this limitation upon redemptions.
       Please contact Kellie Kim at 202-551-3129 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Ross David Carmel, Esq.